Exhibit 99.1

DIGINEX LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration Number 201932954C)

VOTING RESULTS

for the

ANNUAL GENERAL MEETING

of

DIGINEX LIMITED

Held virtually at www.virtualshareholdermeeting.com/EQOS2021 on September 29, 2021 (Wednesday)

at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time)

I. QUORUM

The total voting power of the Company as of August 2, 2021 (the record date) was 38,892,848 votes (consisting of 38,892,848 shares of common stock with one vote each), out of which 15,040,061 (38.67%) votes were represented in person or by proxy at the Annual General Meeting to constitute a quorum for the Annual General Meeting.

II. RESOLUTIONS AND VOTING RESULTS

Ordinary Business.

RESOLUTION 1 - SINGAPORE FINANCIAL STATEMENTS

IT WAS RESOLVED THAT, the Directors’ Statement and the Singapore Statutory Consolidated Audited Financial Statements for the Company’s financial year ended March 31, 2021 be and is hereby approved.

RESOLUTION 1	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	14,802,370	59,812	177,879
% OF VOTED	99.59%	0.40%	—
% OF OUTSTANDING	38.05%	0.15%	—
% OF VOTED W/ABS	98.41%	0.39%	1.18%
% OF OUTSTANDING W/ABS	38.05%	0.15%	0.45%

RESOLUTION 2 - RE-APPOINTMENT OF AUDITORS

IT WAS RESOLVED THAT, for the financial year ending March 31, 2022: (i) UHY Lee Seng Chan & Co. be re-appointed as the Company’s statutory auditors and to hold such office until the conclusion of the next Annual General Meeting of the Company; (ii) UHY LLP be re-appointed as the Company’s auditors for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company; and (iii) the Board (acting through the Company’s audit committee) be and is hereby authorized to fix the statutory auditors’ and UHY LLP’s remuneration.

RESOLUTION 2	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	14,793,612	64,787	181,662
% OF VOTED	99.56%	0.43%	—
% OF OUTSTANDING	38.03%	0.16%	—
% OF VOTED W/ABS	98.36%	0.43%	1.20%
% OF OUTSTANDING W/ABS	38.03%	0.16%	0.46%

Special Business.

RESOLUTION 3 - SHARE ISSUE MANDATE

RESOLVED THAT, pursuant to the provisions of section 161 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), authority be and is hereby given to the Company’s board of directors (the “Board” or “Directors”) to:

(a)	(i)	allot and issue ordinary shares of the Company (“Shares”); and/or

	(ii)	make or grant offers, agreements or options that might or would require Shares to be allotted and issued, (including but not limited to the creation and issuance of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares), in each case at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution;

(b)	(notwithstanding the authority to be conferred by this resolution may have ceased to be in force) allot and issue Shares in pursuance of any offer, agreement or option made or granted by the Directors while this resolution was in force, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier; and

(c)	any Director or officer of the Company (and their respective duly authorized representative or attorney) be and is hereby authorised to file any necessary returns and ancillary documents with the relevant authorities (including but not limited to Accounting & Corporate Regulatory Authority (“ACRA”) and the United States Securities and Exchange Commission) and to do or execute all or any other things or documents which may be deemed desirable or necessary in connection with the foregoing resolutions and to make all necessary entries in the corporate records of the Company, and any of the documents, agreements, deeds and instruments and any act in connection with, in relation to and/or contemplated under the foregoing which may have already been executed or performed (as the case may be), whether as a deed or otherwise, be and is hereby approved, affirmed and ratified.

RESOLUTION 3	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	14,291,025	566,875	182,161
% OF VOTED	96.18%	3.81%	—
% OF OUTSTANDING	36.74%	1.45%	—
% OF VOTED W/ABS	95.01%	3.76%	1.21%
% OF OUTSTANDING W/ABS	36.74%	1.45%	0.46%

RESOLUTION 4 - GRANT OF AWARDS AND RESTRICTED SHARES UNITS UNDER THE COMPANY’S 2020 OMNIBUS INCENTIVE PLAN AND TO ISSUE SHARES UNDER THE 2020 OMNIBUS INCENTIVE PLAN

RESOLVED THAT, pursuant to section 161 of the Companies Act (Cap 50), authority be and is hereby given to the Board to:

(a)	offer and grant equity compensation awards (“Awards”), including in the form of restricted share units (“RSUs”), in accordance with the provisions of the Company’s 2020 Omnibus Incentive Plan (as amended from time to time) (the “2020 Incentive Plan”); and

(b)	allot and issue from time to time such number of Shares as may be required to be delivered pursuant to the vesting of RSUs or other forms of Award under the 2020 Incentive Plan,

provided that the total number of Shares which are available for issuance pursuant to all Awards (including the RSUs) granted under the 2020 Incentive Plan at any given time, when added to the total number of Shares (whether to be or already) issued/allotted/delivered pursuant to Awards previously granted under the 2020 Incentive Plan, shall not exceed fifteen percent (15%) of the total number of Ordinary Shares issued subject to compliance with all applicable laws and calculated on the basis of the total number of Shares assuming all convertible securities are converted or exchanged and all rights, options or warrants to subscribe for or acquire Shares are exercised and including all Shares authorized for future issuance or grant under any equity incentive, share option or similar plan of the Company as of the effective date of the 2020 Incentive Plan.

This authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier.

RESOLUTION 4	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	11,496,149	3,342,359	201,553
% OF VOTED	77.47%	22.52%	—
% OF OUTSTANDING	29.55%	8.59%	—
% OF VOTED W/ABS	76.43%	22.22%	1.34%
% OF OUTSTANDING W/ABS	29.55%	8.59%	0.51%

RESOLUTION 5 - CHANGE OF NAME FROM “DIGINEX LIMITED” TO “EQONEX LIMITED”

RESOLVED THAT, the name of the Company be changed from “DIGINEX LIMITED” to “EQONEX LIMITED” (the “Name Change”), and that any Director or any officer of the Company be and is hereby authorised and instructed to complete all required filings with the relevant authorities including ACRA and to take any other actions as may be necessary or desirable for purposes of giving effect to this resolution.

RESOLUTION 5	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	14,805,340	57,170	177,551
% OF VOTED	99.61%	0.38%	—
% OF OUTSTANDING	38.06%	0.14%	—
% OF VOTED W/ABS	98.43%	0.38%	1.18%
% OF OUTSTANDING W/ABS	38.06%	0.14%	0.45%

RESOLUTION 6 - AMENDMENT AND ADOPTION OF CONSTITUTION

RESOLVED THAT:

(a)	Regulation 111 of the constitution of the Company (the “Constitution”) be amended to shorten the notice period required for Board meetings from 14 calendar days to 3 calendar days, such that the amended Regulation 111 shall read as follows (amendments are in underline):

“111.	A Director may and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors. At least three (3) days’ notice in writing (exclusive of the day on which the notice is served or is deemed to be served) of every meeting of the Directors shall be given to every Director. Every such notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be transacted PROVIDED THAT the Directors may waive the requirement for notice or accept shorter notice of any meeting of the Directors.”;

(b)	subject to and conditional upon the Name Change being duly approved via the passing of the relevant special resolution by the Company’s shareholders, the Constitution be amended accordingly to reflect the Name Change; and

(c)	any Director or any officer of the Company be and is hereby authorised and instructed to complete all required filings with the relevant authorities including the ACRA and to take any other actions as may be necessary or desirable for purposes of giving effect to this resolution.

RESOLUTION 6	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	14,206,999	657,682	175,380
% OF VOTED	95.57%	4.42%	—
% OF OUTSTANDING	36.52%	1.69%	—
% OF VOTED W/ABS	94.46%	4.37%	1.16%
% OF OUTSTANDING W/ABS	36.52%	1.69%	0.45%